UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

IAC/InterActiveCorp Retirement Savings Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

REQUIRED INFORMATION

        1.     Not applicable.

        2.     Not applicable.

        3.     Not applicable.

        4.     The IAC/InterActiveCorp Retirement Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and supplemental schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

23.1    Consent of Ernst & Young LLP.

i

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2011	IAC/InterActiveCorp Retirement Savings Plan
	By:	/s/ MICHAEL SCHWERDTMAN Senior Vice President and Controller (Chief Accounting Officer) IAC/InterActiveCorp

Appendix I

Financial Statements and Supplemental Schedule

        IAC/InterActiveCorp Retirement Savings Plan—December 31, 2010 and 2009 and Year Ended December 31, 2010 with Report of Independent Registered Public Accounting Firm.

IAC/InterActiveCorp Retirement Savings Plan

Financial Statements
and Supplemental Schedule
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Administrative Committee
IAC/InterActiveCorp Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ ERNST & YOUNG LLP

New York, New York
June 17, 2011

IAC/InterActiveCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Cash	$606	$15,275
Investments, at fair value	103,125,495	81,292,421
Receivables:
Notes receivable from participants	1,372,264	867,530
Participant contributions	465,540	113,081
Employer contributions	182,633	45,173

Total receivables	2,020,437	1,025,784

Net assets available for benefits, at fair value	105,146,538	82,333,480
Adjustment from fair value to contract value (for interest in a common collective trust fund related to fully benefit-responsive investment contracts)	(208,640)	(53,436)

Net assets available for benefits	$104,937,898	$82,280,044

See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
Additions to net assets attributed to:
Participant contributions	$15,030,715
Net realized and unrealized appreciation in fair value of Plan investments	10,991,568
Employer contributions	4,579,655
Dividend, interest and other income	1,789,216
Participant rollover contributions	1,231,026
Transfers from other plans	252,368

Total additions	33,874,548

Deductions from net assets attributed to:
Benefits paid to participants	11,023,018
Administrative expenses	193,676

Total deductions	11,216,694

Net increase in net assets available for benefits	22,657,854
Net assets available for benefits—beginning of year	82,280,044

Net assets available for benefits—end of year	$104,937,898

See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of the Plan

        The following description of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp ("IAC" or the "Company") and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Plan was amended on January 1, 2009 to reflect the appointment of Schwab Retirement Plan Services, Inc. ("SRPS") as Plan record keeper and Charles Schwab Trust Company, a division of Charles Schwab Bank, as trustee. In connection with this appointment and after a thorough review of Plan investments, most then current investment options under the Plan were changed to reflect the investment options offered by SRPS. SRPS is an affiliate of Charles Schwab & Co., Inc.

Contributions

        Participants can make pre-tax contributions and/or Roth 401(k) contributions ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, in each case, of their compensation (as defined in the Plan documents) through payroll deductions. Roth 401(k) contributions were introduced to the Plan for the pay period beginning October 1, 2009. Participant contributions are subject to the annual limitation established by the Internal Revenue Service ("IRS"). Participants can direct their contributions to any of the Plan's investment options and may generally change their investment options on a daily basis. All newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax contributions of 3% directed into the various Alliance Bernstein Retirement Stock Funds based on their expected year of retirement commencing approximately 90 days after the date of hire. Newly hired employees are notified of their automatic enrollment in advance and may elect to change their investment option, contribution percentage or not to participate in the Plan prior to the first automatic deferral.

        The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company's Board of Directors (or a Committee thereof). For the year ended December 31, 2010, the Company's matching contribution was $4,579,655. No discretionary contributions were made to the Plan during the year ended December 31, 2010. Company matching contributions are directed to the investment options of the Plan based upon the respective participant's investment election.

Vesting

        Participant contributions are fully vested at the time of contribution. Generally, Company matching contributions (plus actual earnings thereon) fully vest after two years of credited service. Certain participants who were employees in plans that were merged into the Plan have different vesting periods for Company matching contributions. In these cases, participants should refer to the applicable merged Plan documents for a complete description of vesting provisions.

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

1. Description of the Plan (Continued)

Eligibility

        Participants 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan documents).

Participant Accounts

        Each participant's account is credited with the participant's contribution and Company matching contribution as well as an allocation of Plan earnings. Allocations are based on participant account balances (as defined in the Plan documents). The benefit to which each participant is entitled is the vested portion of each such participant's account.

Forfeitures

        Company matching contributions that do not vest become forfeitures. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts, if any, are used to reduce prospective Company matching contributions, to fund corrective action necessary to remedy the failure of non-discrimination testing and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $270,895 and $674,555 at December 31, 2010 and 2009, respectively. The amount of forfeitures used to reduce Company matching contributions totaled $794,722 for the year ended December 31, 2010.

Notes Receivable from Participants

        Notes receivable from participants represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Generally, a participant may borrow from his/her account a minimum of $1,000, up to a maximum equal to the lesser of (i) $50,000 reduced by the highest outstanding loan balance within the last 12 months or (ii) 50% of his/her vested account balance. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the initial terms of the loan. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within 90 days following the termination date. Interest rates on outstanding loans range from 4.25% to 9.25%, with maturity dates through July 30, 2025.

Payment of Benefits

        Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed unless the participant's vested account balance is more than $5,000 and the participant elects to leave such amounts in the Plan. If the vested account balance does not exceed $5,000 but is more than $1,000, then such balance will be automatically transferred to a rollover IRA account unless the participant elects otherwise. If the vested account

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

1. Description of the Plan (Continued)

balance is $1,000 or less, then it will be distributed in the form of a lump sum payment to the participant. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balance while still employed. Participants' pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their vested account balance, subject to income tax and early withdrawal penalties.

Plan Termination

        Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the net assets would be distributed to participants.

Administrative Expenses

        Substantially all of the administrative expenses are borne by the Plan unless the Company elects to pay such expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Management Estimates

        The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

        The Plan's investments are stated at fair value except for its investment in a common collective trust fund, which is valued at contract value. The shares of registered investment companies and the self-directed brokerage account are valued at quoted market prices at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

        The Plan invests in investment contracts through its participation in the Schwab Stable Value Fund, a common collective trust fund. Investment contracts held by a defined contribution plan or by a fund within a defined contribution plan, such as those held by the Schwab Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measurement attribute for reporting investment contracts on the statement of changes in net assets available for benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of net assets available for benefits presents the fair value of the common collective trust fund as well as the adjustment of the fully benefit-

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

2. Summary of Significant Accounting Policies (Continued)

responsive common collective trust fund from fair value to contract value. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis. The fair value of the Plan's interest in the Schwab Stable Value Fund is based on the net asset value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

        Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Recent Accounting Pronouncements

        In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, ("ASU 2010-25"). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously participant loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

3. Investments

        The Plan's investments (including investments purchased, sold and held during the year) appreciated in fair value as follows:

Year Ended December 31, 2010
Investments in registered investment companies	$10,388,487
Investment in common stock	402,300
Investment in common collective trust fund	200,781

Total net realized and unrealized appreciation in fair value of Plan investments	$10,991,568

        The following are investments that represent 5% or more of the Plan's net assets:

	December 31,
	2010	2009
Schwab Stable Value Fund	$8,290,061	$7,797,783
Fidelity Contrafund	8,215,490	6,877,787
Schwab S&P 500 Index Fund	6,715,865	5,355,665
Allianz AGIC International Growth Institutional Fund	5,889,317	5,189,908
Alliance Bernstein 2040 Retirement Stock Fund	5,865,198	4,361,801
PIMCO Total Return D Fund	5,284,843	4,138,900
Allianz NFJ International Value Institutional Fund	5,278,015	4,679,011

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

4. Fair Value Measurements

        The Plan categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

  •
  Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

  •
  Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair value of the Plan's level 2 financial assets are primarily valued based on the value of the underlying investments.

  •
  Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the asset or liability.

        The following tables present the Plan's assets that are measured at fair value on a recurring basis. There are no Plan assets that are measured on a recurring basis using Level 3 inputs.

	December 31, 2010
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies	$90,838,325	$—	$90,838,325
Investment in common collective trust fund	—	8,290,061	8,290,061
Investment in self-directed brokerage account	2,383,559	—	2,383,559
Investment in common stock	1,613,550	—	1,613,550

Total	$94,835,434	$8,290,061	$103,125,495

	December 31, 2009
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies	$71,026,472	$—	$71,026,472
Investment in common collective trust fund	—	7,797,783	7,797,783
Investment in self-directed brokerage account	1,520,999	—	1,520,999
Investment in common stock	947,167	—	947,167

Total	$73,494,638	$7,797,783	$81,292,421

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

5. Income Tax Status

        The Plan received a determination letter from the IRS dated July 20, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the receipt of this determination letter. A new request for a determination letter on the Plan's qualified status was submitted to the IRS in December 2007 and is currently pending. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

        Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Plan Mergers

        Effective January 1, 2010, the Company, as permitted by the relevant Plan documents, merged the portion of the ADP TotalSource Retirement Savings Plan relating to then current employees of People's Media LLC ("People Media") into the Plan. As a result all of the net assets available for benefits of People Media were transferred into the Plan on January 20, 2010.

7. Related-Party Transactions

        Certain Plan investments consist of common stock of IAC, the Plan sponsor, and shares of registered investment companies and a common collect trust managed by SRPS, the Plan's record keeper. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping and administrative services amounted to $96,538 for the year ended December 31, 2010.

8. Certain Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2010 and 2009

9. Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of the statements of net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$104,937,898	$82,280,044
Adjustment from fair value to contract value (for interest in a common collective trust fund related to fully benefit-responsive investment contracts)	208,640	53,436

Net assets available for benefits per Form 5500	$105,146,538	$82,333,480

        The following is a reconciliation of the statement of changes in net assets available for benefits between the financial statements and Form 5500:

Year Ended December 31, 2010
Total additions per the financial statements	$33,874,548
Change in adjustment from fair value to contract value (for interest in a common collective trust fund related to fully benefit-responsive investment contracts)	155,204

Total income per Form 5500	$34,029,752

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedule
E.I.N. 59-2712887 Plan No.: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Schwab Stable Value Fund	Common Collective Trust Fund	$8,290,061
	Fidelity Contrafund	Registered Investment Company	8,215,490
*	Schwab S&P 500 Index Fund	Registered Investment Company	6,715,865
	Allianz AGIC International Growth Institutional Fund	Registered Investment Company	5,889,317
	Alliance Bernstein 2040 Retirement Stock Fund	Registered Investment Company	5,865,198
	PIMCO Total Return D Fund	Registered Investment Company	5,284,843
	Allianz NFJ International Value Institutional Fund	Registered Investment Company	5,278,015
	Allianz AGIC Growth Administrative Fund	Registered Investment Company	4,917,506
	BlackRock U.S. Opportunities Fund	Registered Investment Company	4,311,176
	Alliance Bernstein 2035 Retirement Stock Fund	Registered Investment Company	3,809,528
	Columbia Small Cap Growth Fund	Registered Investment Company	3,438,142
	Hartford Capital Appreciation II Fund	Registered Investment Company	3,418,628
	Alliance Bernstein 2045 Retirement Stock Fund	Registered Investment Company	3,293,689
	BlackRock Equity Dividend Fund	Registered Investment Company	3,291,643
	Royce Low-Priced Stock Fund	Registered Investment Company	3,161,777
	Alliance Bernstein 2030 Retirement Stock Fund	Registered Investment Company	3,117,724
	Fidelity Low-Priced Stock Fund	Registered Investment Company	2,945,080
	Loomis Sayles Investment Grade Bond Fund	Registered Investment Company	2,613,875
	Janus Adviser Perkins Mid Cap Value Fund	Registered Investment Company	2,490,833
	Personal Choice Retirement Account	Self-Directed Brokerage Account	2,383,559
	Allianz NFJ Small Cap Value Institutional Fund	Registered Investment Company	2,167,203
	Alliance Bernstein 2050 Retirement Stock Fund	Registered Investment Company	2,119,390
	Alliance Bernstein 2020 Retirement Stock Fund	Registered Investment Company	2,084,292
*	IAC/InterActiveCorp Common Stock Fund	Stock Fund	1,613,550
	Alliance Bernstein 2025 Retirement Stock Fund	Registered Investment Company	1,468,197
	Lazard Emerging Markets Open Equity Fund	Registered Investment Company	1,085,549
	Artio International Equity Fund	Registered Investment Company	1,026,145
	Columbia Acorn International Fund	Registered Investment Company	906,683
	Alliance Bernstein 2015 Retirement Stock Fund	Registered Investment Company	592,591
	Alliance Bernstein 2010 Retirement Stock Fund	Registered Investment Company	483,005
	Alliance Bernstein 2000 Retirement Stock Fund	Registered Investment Company	407,193
	Invesco Global Real Estate Class A Fund	Registered Investment Company	263,015
	Alliance Bernstein 2055 Retirement Stock Fund	Registered Investment Company	99,997
	Alliance Bernstein 2005 Retirement Stock Fund	Registered Investment Company	76,736
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25% with maturity dates through July 30, 2025	1,372,264

	Total investments, at fair value (1)		$104,497,759

*
Party-in-interest as defined by ERISA.

(1)
Total investments per the Statement of Net Assets Available for Benefits excludes Notes receivables from participants in accordance with ASU 2010-25. See Note 2.

Note: Cost information has not been included in column (d), because all investments are participant-directed.